MANAGEMENT DISCUSSION & ANALYSIS

June 30, 2012

August 1, 2012

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis should be read in conjunction with the unaudited consolidated interim financial statements of Oncolytics Biotech Inc. as at and for the three and six months ended June 30, 2012 and 2011, and should also be read in conjunction with the audited consolidated financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contained in our annual report for the year ended December 31, 2011. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”).
FORWARD-LOOKING STATEMENTS

The following discussion contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and under applicable Canadian provincial securities legislation. Forward-looking statements, including our belief as to the potential of REOLYSIN®, a therapeutic reovirus, as a cancer therapeutic and our expectations as to the success of our research and development and manufacturing programs in 2012 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements.
Such risks and uncertainties include, among others, the need for and availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, our ability to successfully commercialize REOLYSIN, uncertainties related to the research, development and manufacturing of REOLYSIN, uncertainties related to competition, changes in technology, the regulatory process and general changes to the economic environment.
With respect to the forward-looking statements made within this MD&A, we have made numerous assumptions regarding among other things: our ability to obtain financing to fund our development program, our ability to receive regulatory approval to commence enrollment in our clinical trial program, the final results of our co-therapy clinical trials, our ability to maintain our supply of REOLYSIN and future expense levels being within our current expectations.
Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Forward-looking statements are based on assumptions, projections, estimates and expectations of management at the time such forward-looking statements are made, and such assumptions, projections, estimates and/or expectations could change or prove to be incorrect or inaccurate. Investors are cautioned against placing undue reliance on forward-looking statements. We do not undertake to update these forward-looking statements except as required by applicable law.
REOLYSIN Development Update For 2012

Oncolytics Biotech Inc. is a Development Stage Company

Since our inception in April of 1998, Oncolytics Biotech® Inc. has been a development stage company and we have focused our research and development efforts on the development of REOLYSIN, our potential cancer therapeutic. We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts. We do not expect to generate significant revenues until, if and when, our cancer product becomes commercially viable.
Our goal each year is to advance REOLYSIN through the various steps and stages of development required for potential pharmaceutical products. In order to achieve this goal, we believe that we have to actively manage the development of our clinical trial program, our pre-clinical and collaborative programs, our manufacturing process and REOLYSIN supply, and our intellectual property.
Clinical Trial Program

Our clinical trial program is made up of randomized and non-randomized clinical trials that are sponsored by Oncolytics and by third parties. We began the second quarter of 2012 with a clinical program consisting of 13 clinical trials which includes three randomized trials. We fund four of these trials and third parties sponsor the other nine. During the second quarter of 2012, we expanded our clinical program to include three additional randomized trials through a research sponsorship agreement with the National Cancer Institute of Canada ("NCIC"). We exited the second quarter of 2012 with 16 clinical trials (six randomized) of which 12 of these trials are sponsored by third parties.

Clinical Trial - Randomized Phase III Head and Neck Pivotal Trial

At the beginning of the second quarter of 2012, we announced we had completed enrollment in the first, 80 patient stage of our randomized Phase III head and neck pivotal trial. In June of 2012, our independent Data Monitoring Committee ("DMC") reviewed the safety data from these 80 patients and recommended that enrollment continue in the study. We continued to enroll patients throughout the second quarter of 2012 enrolling patients in more than 80 centres in 14 countries in North America and Europe as we await the results of the ongoing data review which will enable us to determine the next steps for this study.

Clinical Trial - Third Party Clinical Trials

Third Party Trials allow us to expand our clinical program to include additional cancer indications (prostate, pancreatic, ovarian, squamous cell carcinoma, lung cancer and multiple myeloma) while allowing us to remain focused on our global randomized Phase III head and neck trial, our non-small cell lung cancer trial and complete our other clinical trials. Our Third Party Trials require that we supply enough REOLYSIN for the enrollment requirements of each trial, sufficient intellectual capital to support the principal investigators and in some cases cost sharing of patient enrollment activities. The institutions involved provide the rest of the required activities and funding to operate the clinical trial. These activities include patient screening and enrollment, treatment, monitoring and overall clinical trial management and reporting. The result is a larger clinical program investigating more cancer indications at a significantly reduced financial cost to Oncolytics.

During the second quarter our Third Party Trials expanded to include three additional randomized clinical trials increasing our total Third Party Trials to 12.

Randomized Phase II Colorectal Cancer Clinical Trial
During the second quarter of 2012, we expanded our clinical program to include a randomized Phase II colorectal cancer clinical trial sponsored by the NCIC Clinical Trials Group (CTG) at Queen's University in Kingston, Ontario. CTG will sponsor and conduct a randomized Phase II study of REOLYSIN in patients with advanced or metastatic colorectal cancer. The study is an open-label, randomized, non-blinded, Phase II clinical study of REOLYSIN given in combination with FOLFOX-6 plus bevacizumab (Avastin) versus FOLFOX-6 plus bevacizumab alone. Approximately 50 response evaluable patients will be enrolled in each arm, after a six to nine patient safety run.

Randomized Phase II Non-Small Cell Lung Cancer Clinical Trial
During the second quarter of 2012, we expanded our clinical program to include a randomized Phase II non-small cell lung cancer clinical trial sponsored by CTG. This study will be an open-label, randomized, non-blinded, Phase II clinical study of REOLYSIN. Patients with squamous cell histology will be treated with REOLYSIN given in combination with docetaxel versus docetaxel alone. Patients with non-squamous cell histology will be treated with REOLYSIN given in combination with pemetrexed versus pemetrexed alone. Approximately 150 total response evaluable patients will be enrolled, after a patient safety run in.

Randomized Phase II Breast Cancer Clinical Trial
During the second quarter of 2012, we expanded our clinical program to include a randomized Phase II breast cancer clinical trial sponsored by CTG. The study is an open-label, randomized, non-blinded, Phase II clinical study of REOLYSIN given in combination with paclitaxel versus paclitaxel alone. Approximately 50 response-evaluable patients will be enrolled in each arm, after a six to nine patient safety run in.

Clinical Trial - Results

During the second quarter of 2012, a paper entitled "Cell Carriage, Delivery, and Selective Replication of an Oncolytic Virus in Tumor in Patients," was published in an issue of the journal Science Translational Medicine (Vol. 4 Issue 138 138ra77). The paper covers findings from our UK translational clinical trial investigating intravenous administration of REOLYSIN in patients with metastatic colorectal cancer prior to surgical resection of liver metastases.

The trial was an open-label, non-randomized, single centre study of REOLYSIN given intravenously to patients for five consecutive days in advance of their scheduled operations to remove colorectal cancer metastasis in the liver. Ten patients were treated with intravenous REOLYSIN at 1x1010 TCID50, one to four weeks prior to planned surgery. After surgery, the tumor and surrounding liver tissue were assessed for viral status and anti-tumor effects.

The researchers demonstrated that even though all the treated patients had preexisting immunity to the virus, intravenously administered reovirus could still specifically target and infect metastatic liver tumors in 90% of the patients. The researchers were able to determine that reovirus was able to evade these neutralizing effects of the immune system by binding to specific blood cells that would in turn deliver the virus to the tumor. Analysis of surgical specimens demonstrated greater, preferential expression of reovirus protein in malignant cells compared to either tumor stroma or surrounding normal liver tissue. There was evidence of viral factories within tumor and recovery of replicating virus from tumor (but not normal liver) in all four patients from whom fresh tissue was available. This is the first time that researchers had been able to demonstrate in patients treated with intravenously delivered oncolytic virus, that a virus could cloak itself from neutralizing antibodies after systemic administration through blood cell carriage and specifically target tumor tissue.

Manufacturing and Process Development

During the second quarter of 2012, we completed our second 100-litre cGMP production run as part of our commercial supply agreement with SAFC, a Division of Sigma-Aldrich Corporation. Under the terms of this agreement, SAFC will perform process validation of the product, continue to supply clinical requirements and supply commercial material upon approval of the product. As well, throughout the second quarter of 2012, we continued our validation activities designed to demonstrate that our manufacturing process for the commercial production of REOLYSIN is robust and reproducible as part of a process validation master plan. Process validation is required to ensure that the resulting product meets required specifications and quality standards and will form part of the Company’s submission to regulators, including the US Food and Drug Administration, for product approval.
Intellectual Property

At the end of the second quarter of 2012, we had been issued over 360 patents including 47 U.S. and 14 Canadian patents as well as issuances in other jurisdictions. We have an extensive patent portfolio covering the oncolytic reovirus that we use in our clinical trial program including a composition of matter patent that expires in 2028. Our patent portfolio also includes methods for treating proliferative disorders using modified adenovirus, HSV, parapoxvirus and vaccinia virus.
Financing Activity

Options

Throughout the first half of 2012, we received cash proceeds of $0.9 million with respect to the exercise of 289,000 stock options.

Financial Impact

We estimated at the beginning of 2012 that our cash requirements to fund our operations would be approximately $40 million. Our cash usage for the six month period ending June 30, 2012 was $19,704,913 from operating activities and $93,627 for the acquisition of property and equipment. Our net loss for the six month period ending June 30, 2012 was $18,637,330.

Cash Resources

We exited the second quarter of 2012 with cash and short-term investments totaling $35,772,041 (see “Liquidity and Capital Resources”).

REOLYSIN Development For 2012

Our planned development activity for REOLYSIN for the remainder of 2012 is made up of clinical, manufacturing, and intellectual property programs. We will continue to collect and assess the patient data required to perform the statistical analysis on the first stage of our global randomized Phase III head and neck clinical trial which will enable us to determine the next steps for this trial. As well, we expect enrollment to progress in our other clinical trials throughout 2012 completing enrollment in our U.S. phase II non-small cell lung cancer and our U.S. phase I colorectal cancer trials. Finally, we expect to support our Third Party Trials.

Our 2012 manufacturing program includes an additional 100-litre cGMP production run along with the related fill, labeling, packaging and shipping of REOLYSIN to our various clinical sites. We also plan on progressing through our process validation master plan and related conformity testing in 2012. Finally, our intellectual property program includes filings for additional patents along with monitoring activities required to protect our patent portfolio.

We still estimate that the cash requirements to fund our operations for 2012 will be approximately $40,000,000 (see “Liquidity and Capital Resources”).

Second Quarter Results of Operations
(for the three months ended June 30, 2012 and 2011)

Net loss for the three month period ending June 30, 2012 was $10,178,802 compared to $7,164,238 for the three month period ending June 30, 2011.

Research and Development Expenses (“R&D”)

	2012 $	2011 $
Clinical trial expenses	5,421,335	1,748,854
Manufacturing and related process development expenses	2,061,817	2,013,146
Intellectual property expenditures	321,662	279,568
Research collaboration expenses	24,760	79,928
Other R&D expenses	1,214,895	1,266,373
Foreign exchange loss (gain)	(46,068)	54,793
Share based payments	54,928	40,469
Research and development expenses	9,053,329	5,483,131

Clinical Trial Program

	2012 $	2011 $
Direct patient expenses	5,421,335	585,212
Phase III start up expenses	—	1,163,642
Clinical trial expenses	5,421,335	1,748,854

During the second quarter of 2012, our clinical trial expenses increased to $5,421,335 compared to $1,748,854 for the second quarter of 2011. In the second quarter of 2012, we incurred direct patient costs associated with the enrollment of our global randomized Phase III head and neck trial along with the other clinical trials that we are sponsoring.

In the second quarter of 2011, we incurred direct patient expenses related to the five clinical trials that we were sponsoring in addition to Phase III start up costs.

Manufacturing & Related Process Development (“M&P”)

	2012 $	2011 $
Product manufacturing expenses	1,974,670	1,879,306
Process development expenses	87,147	133,840
Manufacturing and related process development expenses	2,061,817	2,013,146

Our M&P expenses for the second quarter of 2012 were $2,061,817 compared to $2,013,146 for the second quarter of 2011. During the second quarters of 2012 and 2011, we completed a 100-litre cGMP production run in each of these quarters along with related testing and fill and packaging activities.

Our process development expenses for the second quarter of 2012 were $87,147 compared to $133,840 for the second quarter of 2011. During the second quarter of 2012, we continued to focus on our process validation master plan which included optimization and validation studies. In the second quarter of 2011, we commenced the preparation of our validation master plan and we were focused on stability and optimization studies.

Intellectual Property Expenses

	2012 $	2011 $
Intellectual property expenses	321,662	279,568

Our intellectual property expenses for the second quarter of 2012 were $321,662 compared to $279,568 for the second quarter of 2011. The change in intellectual property expenditures reflects the timing of filing costs associated with our expanded patent base. At the end of the second quarter of 2012, we had been issued over 360 patents including 47 U.S. and 14 Canadian patents, as well as issuances in other jurisdictions.

Research Collaborations

	2012 $	2011 $
Research collaborations	24,760	79,928

Our research collaboration expenses for the second quarter of 2012 were $24,760 compared to $79,928 for the second quarter of 2011. Our research collaboration activities in 2012 and 2011 focused on the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation.

Other Research and Development Expenses

	2012 $	2011 $
R&D consulting fees	88,068	26,525
R&D salaries and benefits	899,320	1,044,596
Other R&D expenses	227,507	195,252
Other research and development expenses	1,214,895	1,266,373

Our other research and development expenses for the second quarter of 2012 were $1,214,895 compared to $1,266,373 for the second quarter of 2011. In the second quarter of 2011, we incurred costs associated with the change in our Chief Medical Officer that did not occur in the second quarter of 2012.

Share Based Payments

	2012 $	2011 $
Share based payments	54,928	40,469

Share based payments are a result of activity related to our stock option plan. During the second quarters of 2012 and 2011, these amounts related to the vesting of previously granted stock options.

Operating Expenses

	2012 $	2011 $
Public company related expenses	686,041	723,138
Office expenses	503,124	315,493
Amortization of property and equipment	29,510	29,992
Share based payments	3,415	—
Operating expenses	1,222,090	1,068,623

Public company related expenses include costs associated with investor relations, business development and financial advisory activities, legal and accounting fees, corporate insurance, director fees and transfer agent and other fees relating to our U.S. and Canadian stock listings. In the second quarter of 2012, our professional fees associated with legal and financial advisory services decreased compared to the second quarter of 2011.

Office expenses include compensation costs (excluding share based payments), office rent, and other office related costs. During the second quarter of 2012, we incurred office expenses of $503,124 compared to $315,493 during the second quarter of 2011. In 2012, our office expenses increased compared to 2011 in an effort to support our expanding research and development programs.

Results of Operations
(for the six month period ending June 30, 2012 and 2011)

Net loss for the six month period ending June 30, 2012 was $18,637,330 compared to $11,135,354 for the six month period ending June 30, 2011.

Research and Development Expenses (“R&D”)

	2012 $	2011 $
Clinical trial expenses	9,651,001	2,789,361
Manufacturing and related process development expenses	3,921,618	2,621,890
Intellectual property expenditures	482,247	493,371
Research collaboration expenses	55,325	151,454
Other R&D expenses	2,460,273	2,124,906
Foreign exchange loss (gain)	(91,957)	230,418
Share based payments	65,366	43,342
Research and development expenses	16,543,873	8,454,742

Clinical Trial Program

	2012 $	2011 $
Direct patient expenses	9,267,903	1,283,039
Phase III start up expenses	383,098	1,506,322
Clinical trial expenses	9,651,001	2,789,361

During the six month period ending June 30, 2012, our clinical trial expenses increased to $9,651,001 compared to $2,789,361 for the six month period ending June 30, 2011. In the six month period ending June 30, 3012, we incurred direct patient costs associated with the enrollment of our global randomized Phase III head and neck trial along with the other clinical trials that we are sponsoring. As well, we incurred Phase III start up costs as we increased the number of enrolling clinical centres to over 80.

During the six month period ending June 30, 2011, we incurred direct patient expenses related to the five clinical trials that we were sponsoring in addition to Phase III start up costs.

Our clinical trial expenses will continue to increase in 2012 compared to 2011. We will continue to collect and assess the patient data required to perform the statistical analysis on the first stage of our global randomized Phase III head and neck clinical trial which will enable us to determine the next steps for this trial. As well, we expect enrollment to progress in our other clinical trials throughout 2012 completing enrollment in our U.S. phase II non-small cell lung cancer and our U.S. phase I colorectal cancer trials. Finally, we expect to support our Third Party Trials.

Manufacturing & Related Process Development (“M&P”)

	2012 $	2011 $
Product manufacturing expenses	3,215,738	2,035,405
Process development expenses	705,880	586,485
Manufacturing and related process development expenses	3,921,618	2,621,890

Our M&P expenses for the six month period ending June 30, 2012 were $3,921,618 compared to $2,621,890 for the six month period ending June 30, 2011. In the first half of 2012, we completed two 100-litre cGMP production runs. In the first half of 2011, we completed one 100-litre cGMP production run and completed the fill and packaging of the 100-litre cGMP production runs from 2010.

Our process development expenses for the six month period ending June 30, 2012 were $705,880 compared to $586,485 for the six month period ending June 30, 2011. In the first half of 2012, we continued to focus on our process validation master plan which included optimization and validation studies. In the first half of 2011, we commenced the preparation of our validation master and we were focused on stability and optimization studies.

We expect our M&P expenses for 2012 to increase compared to 2011. We expect to complete an additional 100-litre cGMP production run and incur costs associated with including fill and finish activities in 2012. We also expect to continue to perform conformity testing related to our process validation master plan.

Intellectual Property Expenses

	2012 $	2011 $
Intellectual property expenses	482,247	493,371

Our intellectual property expenses for the six month period ending June 30, 2012 were $482,247 compared to $493,371 for the six month period ending June 30, 2011. The change in intellectual property expenditures reflects the timing of filing costs associated with our expanded patent base. At the end of the first half of 2012, we had been issued over 360 patents including 47 U.S. and 14 Canadian patents, as well as issuances in other jurisdictions. We expect that our intellectual property expenses will remain consistent in 2012 compared to 2011.

Research Collaborations

	2012 $	2011 $
Research collaborations	55,325	151,454

Our research collaboration expenses for the six month period ending June 30, 2012 were $55,325 compared to $151,454 for the six month period ending June 30, 2011. Our research collaboration activities in 2012 and 2011 focused on the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation.

We still expect that our research collaborations in 2012 will remain consistent with 2011. We expect to complete our ongoing collaborative program carried over from 2011 and will continue to be selective in the types of new collaborations we enter into in 2012.

Other Research and Development Expenses

	2012 $	2011 $
R&D consulting fees	181,960	163,437
R&D salaries and benefits	1,862,058	1,735,695
Other R&D expenses	416,255	225,774
Other research and development expenses	2,460,273	2,124,906

Our other research and development expenses for the first half of 2012 were $2,460,273 compared to $2,124,906 for the first half of 2011. Throughout 2011, we increased the number of employees in an effort to support our global randomized Phase III head and neck trial. As a result, our R&D salaries increased during the six month period ending June 30, 2012 compared to the the six month period ending June 30, 2011.

We expect that our Other R&D expenses in 2012 will increase compared to 2011 reflecting a full year of our expanded employee and consultant groups.

Share Based Payments

	2012 $	2011 $
Share based payments	65,366	43,342

Share based payments are a result of activity related to our stock option plan. During the first half of 2012 and 2011, these amounts related to the vesting of previously granted stock options.

Operating Expenses

	2012 $	2011 $
Public company related expenses	1,376,966	1,538,986
Office expenses	868,774	609,381
Amortization of property and equipment	57,571	47,267
Share based payments	6,830	—
Operating expenses	2,310,141	2,195,634

Public company related expenses include costs associated with investor relations, business development and financial advisory activities, legal and accounting fees, corporate insurance, director fees and transfer agent and other fees relating to our U.S. and Canadian stock listings. During the first half of 2012, our professional fees associated with legal and financial advisory services decreased compared to the first half of 2011.

Office expenses include compensation costs (excluding share based payments), office rent, and other office related costs. During the first half of 2012, we incurred office expenses of $868,774 compared to $609,381 during the first half of 2011. In 2012, our office expenses increased compared to 2011 in an effort to support our expanding research and development programs.

We still expect our operating expenses to increase in 2012 compared to 2011.

Commitments

As at June 30, 2012, we are committed to payments totaling $11,000,000 during the remainder of 2012 for activities related to clinical trial activity, manufacturing and collaborations. All of these committed payments are considered to be part of our normal course of business.

Summary of Quarterly Results

(unaudited)	2012		2011				2010
(amounts in thousands, except per share data)	June	March	Dec.	Sept	June	March	Dec.	Sept
Revenue	—	—	—	—	—	—	—	—
Net loss(1), (3)	10,179	8,459	11,677	6,232	7,164	3,971	9,613	6,524
Basic and diluted loss per common share(1), (3)	$0.13	$0.11	$0.16	$0.09	$0.10	$0.06	$0.15	$0.11
Total assets(4)	36,561	47,372	36,025	43,053	49,690	54,945	44,432	21,137
Total cash(2), (4)	35,772	46,591	34,856	42,173	48,570	53,521	42,906	19,708
Total long-term debt	—	—	—	—	—	—	—	—
Cash dividends declared(5)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Included in net loss and net loss per share between June 2012 and July 2010 are warrant revaluation charges of $nil, $nil, $nil, $nil, $nil, ($36,000), $2,169,510, and $2,522,490, respectively.

(2)	Included in total cash are cash and cash equivalents plus short-term investments.

(3)
Included in net loss and loss per common share between June 2012 and July 2010 are quarterly stock based compensation expenses of $58,343, $13,853, $1,580,978, $181,183, $40,469, $2,873, $2,850,938, and $397,675, respectively.

(4)	We issued 5,354,750 common shares for net cash proceeds of $20,649,264 in 2012 (2011 - 3,293,033 common shares for net cash proceeds of $14,824,658).

(5)	We have not declared or paid any dividends since incorporation.
Liquidity and Capital Resources
2012 Financing Activities

Public Offering - Bought Deal

On February 8, 2012, we closed a bought deal financing whereby we issued 5,065,750 common shares at an issue price of $4.20 per common share for gross proceeds of $21,276,150. In connection with this bought deal financing, we issued 303,945 compensation options to the underwriters with an exercise price of $4.20 per option expiring on February 8, 2014.

Options

Throughout the first half of 2012, we received cash proceeds of $0.9 million with respect to the exercise of 289,000 stock options.

Liquidity

As at June 30, 2012, we had cash and cash equivalents, short-term investments and working capital positions as follows:

	June 30, 2012 $	December 31, 2011 $
Cash and cash equivalents	33,802,813	32,918,751
Short-term investments	1,969,228	1,936,787
Working capital position	31,258,283	29,128,268

The increase in our cash and cash equivalent and short term investment positions reflects cash inflows from our financing activities during the first half of 2012 of $20.6 million which was offset by cash usage from our operating activities of $19.7 million.

We desire to maintain adequate cash and short-term investment reserves to support our planned activities which include our clinical trial program, product manufacturing, administrative costs, and our intellectual property expansion and protection. To date, we have funded our operations through the issue of additional capital primarily via public and private offerings.

As a result of our financing activities in 2012, we have raised $20.6 million to be used to support our clinical trial, manufacturing, intellectual property and collaboration programs. We anticipate that the expected cash usage from our operations in 2012 will be $40 million.

Despite the anticipated increase in our cash requirements compared to 2011, we continue to manage our research and development plan with the objective of ensuring optimal use of our existing resources. Additional activities continue to be subject to adequate resources and we believe we will have sufficient cash resources to fund our presently planned operations into 2013. Factors that will affect our anticipated cash usage in 2012 and into 2013, and for which additional funding might be required include, but are not limited to, change in our clinical trial program, the timing of patient enrollment in our approved clinical trials, the actual costs incurred to support each clinical trial, the number of treatments each patient will receive, the costs required for the preparation of the application for product approval, the timing of R&D activity with our clinical trial research collaborations, the number, timing and costs of manufacturing runs required to conclude the validation process and supply product to our clinical trial program, and the level of collaborative activity undertaken.

For the first half of 2012, we were able to raise funds through a bought deal financing and the exercise of existing options. We have no assurances that we will be able to raise additional funds through the sale of our common shares, consequently, we will continue to evaluate all types of financing arrangements.

We also want to be in a position to evaluate potential financings and be able to accept appropriate financings when available. As a result, we renewed our base shelf prospectus on July 3, 2012 which qualified for distribution up to $150,000,000 of common shares, subscription receipts, warrants, and/or units. Establishing our base shelf provides us with additional flexibility when seeking capital as, under certain circumstances, it shortens the time period to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. Our renewed base shelf expires on August 3, 2014.
Investing Activities

Under our Investment Policy, we are permitted to invest in short-term instruments with a rating no less than R-1 (DBRS) with terms less than two years. Our portfolio consists of guaranteed investment certificates. As of June 30, 2012, we had $2.0 million invested under this policy, currently earning interest at an effective rate of 1.64%.
Financial Instruments and Other Instruments
Our financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable and accounts payable. As at June 30, 2012, there are no significant differences between the carrying values of these amounts and their estimated market values. These financial instruments expose us to the following risks:
Credit risk
Credit risk is the risk of financial loss if a counter-party to a financial instrument fails to meet its contractual obligations. We are exposed to credit risk on our cash and cash equivalents and short-term investments in the event of non-performance by counterparties, but we do not anticipate such non-performance. Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents and short-term investments.
We mitigate our exposure to credit risk by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada. For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.
We also mitigate our exposure to credit risk by restricting our portfolio to investment grade securities with short-term maturities and by monitoring the credit risk and credit standing of counterparties. Currently, 100% of our short-term investments are in guaranteed investment certificates.
Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to interest rate risk through our cash and cash equivalents and our portfolio of short-term investments. We mitigate this risk through our investment policy that only allows investment of excess cash resources in investment grade vehicles while matching maturities with our operational requirements.
Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.
Currency risk
Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. We are exposed to currency risk from the purchase of goods and services primarily in the U.S., the U.K and the European Union and to the extent cash is held in foreign currencies. The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have increased our net loss in 2012 by approximately $108,250. The impact of a $0.10 increase in the value of the British pound against the Canadian dollar would have increased our net loss in 2012 by approximately $137,878. The impact of a $0.10 increase in the value of the Euro against the Canadian dollar would have increased our net loss in 2012 by approximately $530,969.
We mitigate our foreign exchange risk through the purchase of foreign currencies in sufficient amounts to settle our foreign accounts payable.
Balances in foreign currencies at June 30, 2012 are as follows:

	U.S. dollars $	British pounds £	Euro €
Cash and cash equivalents	3,001,956	97,493	11,637
Accounts payable	(1,627,298)	(255,855)	(374,460)
	1,374,658	(158,362)	(362,823)
Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities. We manage liquidity risk through the management of our capital structure as outlined in the notes to our audited financial statements. Accounts payable are all due within the current operating period.
Other MD&A Requirements

We have 76,606,085 common shares outstanding at August 1, 2012. If all of our warrants (2,474,055) and options (5,269,577) were exercised we would have 84,349,717 common shares outstanding.

Our 2011 Annual Information Form on Form 20-F is available on www.sedar.com.
Disclosure Controls and Procedures

There were no changes in our internal controls over financial reporting during the quarter ended June 30, 2012 that materially affected or are reasonably likely to materially affect, internal controls over financial reporting.